

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 10, 2010

Mr. Frank A. Lodzinski
Chief Executive Officer
GeoResources, Inc.
110 Cypress Station Drive, Suite 200
Houston, Texas 77090-1629

> **Re: GeoResources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 28, 2010**
> **File No. 000-08041**

Dear Mr. Lodzinski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We remind you that we will not be able to accelerate the effectiveness of your outstanding post-effective amendment file number 333-155681 until you have cleared comments on your Form 10-K and related filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 2. Properties, page 20
Proved Undeveloped Reserves, page 23

2.   We note from your disclosure that your proved undeveloped reserves ("PUDs") increased 75% from 2.9 million BOE at December 31, 2008 to 5.081 million BOE at December 31, 2009 due to successful drilling activity and property acquisitions made during 2009. Please expand your disclosure to quantify the amount of the increase contributed by each of the factors you identify. We refer you to Item 1203(b) of Regulation S-K for further guidance.

Preparation of Reserve Estimates, page 23

3.   We note your reference to Exhibit 23.2 for the report of Cawley, Gillespie & Associates, Inc. which has been filed under Exhibit 99.2. Please revise to include the correct reference for the report of your independent engineering firm.

4.   We note you engage Cawley, Gillespie & Associates, Inc. ("CG&A"), a third-party engineering firm, to prepare your reserve estimates. Please provide a description of the internal control procedures you perform to reconcile the material difference between your reserve estimates prepared internally and the reserve estimates prepared by CG&A.

5.   Please disclose the qualifications of the technical person primarily responsible for accepting the final report of the reserves estimates from CG&A. We refer you to the guidance in Item 1202(a)(7) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

6.   Please provide a tabular disclosure of your contractual obligations as required by Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies and Estimates, page 47
Impairment of Oil and Gas Properties, page 48

7.   We note you recognized approximately $2.8 million and $9.2 million oil and gas property impairments in 2009 and 2008, respectively.

        a.   Please expand your disclosure to provide a description of the facts and circumstances leading to your impairment assessments as required by ASC 360-10-50-2.

        b.   Please also consider the need to expand your disclosures related to the impairment assessments of oil and gas properties to provide significant assumptions that you have used in your estimate of expected present value of future cash flows. The quantitative information regarding the assumptions used in your impairment tests may provide useful information to investors. We refer you to Financial Reporting Codification 501.14 for further guidance.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 52

8.   We noted that you amended your credit agreement with Wachovia Bank in 2009. The amended credit agreement provides for financing up to $250 million at variable interest rates. Please expand your disclosures under this section to address the interest rate risk and other relevant market risks as required by Item 305 of Regulation S-K.

Exhibit 99.2

9.   Please provide all the information required by Item 1203(a)(8), including information required by subparagraphs 1203(a)(8)(iii) through (ix). In this regard, we note that the report references an Appendix, but no such appendix was filed.

10.   The closing paragraph states that "This report was prepared for the exclusive use of GeoResources, Inc. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Schedule 14A

Compensation Discussion and Analysis, page 13

11.   We note that the company periodically reviews compensation data of peer companies to assist it in making compensation decisions. Please revise to include the companies the compensation committee examines in making its determinations.

Discretionary Annual Incentive Compensation, page 14

12.   Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2009. Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards.

Executive compensation Business Risk Review, page 15

13.   We note your compensation committee's belief that, "as a result of [y]our focus on long-term incentive compensation, [y]our executive compensation program does not encourage our management to take unreasonable risks related to our business." Please describe the process you undertook to reach the conclusion that disclosure under Item 402(s) of Regulation S-K is not necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Suying Li at (202) 551-3335, Sandy Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief